P.C. Liu, CPA, P.C.

Certified Public Accountant

136-40 39th Avenue, Suite 202

Flushing, NY 11354

October 13, 2008

Ms. Tia Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Office of Beverages, Apparel and Health Care Services

Division of Corporate Finance

100 F Street, North East

Washington, D.C. 20549

Subject:

China Stationery and Office Supply, Inc.

Form 10-KSB for Fiscal Ended December 31, 2007

Filed April 15, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Filed May 20, 2008

File No. 000-49819

I am writing to you on behalf of China Stationery and Office Supply, Inc. because they have requested that I assist them in preparing a response to comments raised in your inquiry letter dated August 4, 2008 addressed to Mr. Wei Chenghui, its Chief Executive Officer. They have asked me to help prepare the response because my firm is registered with the Public Company Accounting Oversight Board and is the current independent accountant/auditor for the issuer.

The issuer is also in receipt of your follow up letter dated October 1, 2008, in which you requested they contact you by October 15, 2008 to provide a substantive response to the August 4, 2008 comments or to advise why they are unable to respond and when such response would be forthcoming.

I apologize on behalf of the Issuer for the delay in responding to the SEC Inquiry Letter. As you know, the Issuer has its principal operations in the Peoples Republic of China (“PRC”), where its records are maintained in the local language. In addition, its principal officers and management reside in the PRC. Accordingly, some of the delay is due to the Issuer’s concern to provide a timely response to comments raised in the SEC Inquiry Letter based upon a thoughtful review of the facts and circumstances from information and documents maintained overseas in the local language against U.S. accounting and auditing standards and SEC regulations.

While I am conversant in English and Chinese, I have suggested and the Issuer has agreed that it would be helpful if I engaged a technical accounting and auditing consultant here in the United States to help me assist them in providing a response satisfactory to the SEC on the matters raised in the SEC Inquiry Letter. I have engaged a sole practitioner registered with the PCAOB, Fred R. Goldstein, CPA, on behalf of the client for that purpose. He has suggested that I request at least a two or three week extension from the SEC’s response due date of October 15, 2008, so that we may review information and documents already available, and request others as necessary from the PRC, to answer the comments, in particular, those involving records maintained overseas in Chinese. Should more time be required to review and evaluate information on any of the items we would advise you of the need for a little more time.

The Issuer is anxious to bring this matter to a conclusion satisfactory to the SEC, and to be in compliance with the regulator’s rules and regulations. Therefore, please advise me of your receipt of this letter, and if China Stationery and Office Supply, Inc. has been granted the extension of time to provide a proper response to the August 4, 2008 SEC Inquiry Letter that was to be due on October 15, 2008.

/s/ Pearl Liu

Pearl Liu, CPA

CC

Mr. Wei Chenghui

Mr. Fred R. Goldstein